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                                                                    Exhibit 2(j)


                                                                   March 1, 1996

Ms. Linda Talbott (Scherer)
5131 Post Road
Dublin, Ohio 43017



Re:     Option to Acquire Assets or Capital Stock Of
        Ohio Periodicals Distributors, Inc. and
        Northern News Company


Dear Linda:

        This Option Agreement is made and entered into this _____ day of March, 1996, by and between UNITED MAGAZINE COMPANY (hereinafter referred to as "Buyer") and Linda Talbott (Scherer), an individual residing in Dublin, Ohio (hereinafter referred to as "Seller"), representing the owners of all the authorized, issued and outstanding shares, voting and non-voting, of the capital stock of Ohio Periodicals Distributors, Inc., an Ohio corporation, and Northern News Company and its wholly-owned subsidiary, MacGregor News Agency, Inc., both Michigan corporations (hereinafter collectively referred to as the "Company"), for the acquisition of the assets and liabilities (or at Seller's option, all of the authorized, issued and outstanding capital stock) of the Company, which operated wholesale newspaper, magazine and periodicals distribution businesses having offices in Columbus and Cincinnati, Ohio and Petoskey and Mount Pleasant Michigan under the following terms and conditions:

        1. For and in consideration of the sum of one hundred and no/100 dollars ($100.00), and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Sellers hereby grant to Buyer the option, during the term set forth in Paragraph 4 hereof (the "Term"), to acquire all of the above referenced assets or, at Seller's option, to cause the Company to merge with a to-be-formed wholly-owned subsidiary of Buyer ("Sub"). Buyer may exercise its option upon written notice to the Company at any time during the Term.

       2. The consideration for the assets or capital stock shall be calculated as follows:

                  a. an amount equal to sixty percent (60%) of the net annual wholesale sales of the Companies to be calculated as of December 31, 1995; plus or minus

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                  b. the actual net worth of the Company (exclusive of any
         intangibles) which is estimated to be a deficit of four million three hundred eighty-five thousand three hundred twenty-two and no/100 dollars ($-4,385,322.00), such amount to be increased or decreased as of date of closing pursuant to a certified financial statement to be completed by the parties in accordance with generally accepted accounting principles, as later defined in the Acquisition Agreement.

        3. Buyer and Seller acknowledge and agree that the estimated net total of Paragraph 2(a) and 2(b), above, as of the date of execution of this Option Agreement, amounts to approximately $34,648, 442.00, based upon the Company's PRO FORMA financial statement attached hereto as Exhibit A. Such figure, as adjusted at closing, shall be the total Consideration to be payable as follows:

         i) fifty-one percent (51%) of the Consideration shall be payable in voting common shares of the capital stock of Buyer, to be valued for the purposes of this transaction at $1.50 per share. Seller understands and agrees that the shares of Buyer's capital stock may be restricted pursuant to applicable federal securities regulations; and

         ii) forty-nine percent (49%) of the Consideration shall be payable in immediately available funds at Closing, as hereinafter defined.

        4. The term of this Option Agreement shall commence upon the written acceptance by the Seller/Company of this proposal and shall continue thereafter until the earlier of (i) the termination or expiration of either of Buyer's options to acquire Michiana News Service, Inc., ("Michiana") and The Stoll Companies ("Stoll") on the terms and conditions set forth on Exhibits B and C, respectively, hereto; (ii) the exercise of the Seller/Company's election to terminate this option pursuant to this Paragraph 4; or (iii) August 31, 1996. In the event Buyer does not close on the merger of Michiana and Stoll on the terms and conditions set forth in Exhibits B and C hereto simultaneous with the Closing of the acquisition of the Company, then the Seller/Company may, in its sole discretion, either proceed to close with Buyer on this transaction or refuse to do so. Notwithstanding anything contained herein to the contrary, the Seller/Company shall have the right to terminate this Option Agreement and Buyer's rights hereunder on written notice to Buyer in the event Buyer has not, on or before May 31, 1996, obtained a financing commitment, satisfactory to Buyer, to enable Buyer to complete the acquisition of the Company and the acquisition of Michiana and Stoll, or if there has been, since the date hereof, a material adverse change in the financial condition or prospects of Buyer or any of its subsidiaries, Michiana or Stoll.

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         5. During the term of this Option, Seller shall retain the exclusive right to continue operating the Company. Seller shall strive to maintain, to the extent possible, the current balance sheet and profitability of the Company as reported to Buyer at the execution of this Agreement. At closing, Seller shall warrant to Buyer the accuracy of its balance sheet. During Seller's continuing operations, the parties acknowledge that the Company may be in competitive bid situations with Buyer, and the parties agree that the submission of such proposals by either party shall have no effect on the continued viability of this Option Agreement. Further, Seller/Company agree that from and after the execution of this Option Agreement, Seller will cause the business of the Company to be conducted in the usual and ordinary course, and will, consistent with such operation, use all reasonable efforts to preserve the present business organization substantially intact and to continue the present business relationships with publishers and customers. In the event Seller acquires another wholesale agency prior to Closing, the value of the annualized sales of the acquired agency shall be included in the calculation of purchase price under this Option at an amount equal to the lesser of a) Seller's cost pursuant to its purchase contract for such agency; or b) the formula set forth in Paragraph 2, above.


         6. Notwithstanding anything contained herein to the contrary, the Seller/Company reserves the right to sell non-operating assets and to make distributions to its shareholders to the extend such transactions will not inhibit the Company from achieving, as of Closing, the targets set forth on its PRO FORMA balance sheet attached hereto as Exhibit A.

         7. During the term of this Option, Seller shall cooperate with Buyer to complete Buyer's due diligence process on the Company, and further Seller shall cooperate with Buyer and assist in its negotiations with lending institutions and investment bankers as may reasonably be required by Buyer. The parties agree that they will both participate in any presentations that may be made to either investment banks or lending institutions. Buyer and Seller further covenant and agree that they will work together to bring the transaction contemplated hereunder to a successful conclusion. Seller shall make freely available to Buyer, for its due diligence, all of the Company's records, including tax and accounting records, and any other information on the Company as may be required by Buyer. Seller acknowledge that Buyer's decision to exercise this Option is dependent upon its ability to complete a thorough due diligence review of the Company.

         8. During the Term of this Option, Buyer will cause its business and, the business of its wholly-owned subsidiaries to be conducted in the usual and ordinary course and will not amend, modify or otherwise supplement its option agreements with Michiana, attached hereto as Exhibit B, and with Stoll, attached hereto as Exhibit C, without the Seller's prior written consent.

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         9. In the event Buyer elects not to exercise the Option granted hereunder, Buyer and Seller hereby agree, for themselves, their successors and assigns, to release and forever discharge the other party, its successors and assigns, from any and all debts, claims, demands, damages. actions and causes of action whatsoever, past, present or future, which can or may ever be asserted as a result of, or in any way arising out of, this Option Agreement and/or the effects or consequences thereof.

         10. The parties recognize that the nature of information being made available to Buyer and its agents and employees pursuant to its due diligence review of the Company is of such a confidential nature that the parties agree that this information shall be kept confidential, and in the event Buyer does not exercise its Option to purchase the Companies, all records and information shall be immediately returned to Seller.

        11. Notwithstanding anything contained herein to the contrary, the Company shall not be required to close any transaction with Buyer unless and until (i) the contemplated survivor of Sub and the Company, or Buyer itself if the transaction is structured as an asset purchase, shall have executed employment agreements with three key executives of the Company, who shall be designated by the Company prior to closing, for their continued employment with the survivor of the Sub or the Company, or Buyer;, and (ii) arrangements satisfactory to the Company have been made to assure the Company's shareholders of representation on Buyer's Board of Directors.

         12. The parties understand and agree that the terms and conditions of this Option Agreement are subject to Buyer's receipt of a "fairness opinion" from the appropriate regulatory body and the approval of the Board of Directors of Buyer.

         13. The parties agree that, immediately upon Buyer's exercise of the Option provided hereunder, they shall enter into good faith negotiations of a Acquisition Agreement acceptable to Buyer and Seller, which sets forth usual and customary provisions, representations, warranties, covenants and indemnities (and limitations thereof) of Buyer and Seller, including but not limited to those relating to the ownership of assets, compliance with laws, accuracy of financial statements, existence of contracts and such other items as may be reasonably required by Buyer or Seller, with all said representations, warranties, covenants and indemnities to survive the Closing, such agreement to be fully executed within thirty (30) days after Buyer provides to Seller written notices of its exercise of this Option. The transaction shall close no later than thirty (30) days after the execution of the definitive Acquisition Agreement.


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         14. The parties agree that upon the execution of this Option Agreement, they will enter into a joint operating agreement, in the form attached hereto as Exhibit D, for the express purpose of preserving and maintaining the value of the optioned companies during the term of this Option.

         Please acknowledge your agreement with the terms and conditions of the Option outlined above by signing and returning to me the enclosed copy of this Option Agreement.

                                        Very truly yours,


AGREED TO AND ACCEPTED                  UNITED MAGAZINE COMPANY,
this ____ day of March, 1996            an Ohio Corporation

/s/ Linda Scherer Talbott               /s/ Ronald E. Scherer
--------------------------------        --------------------------------------
Linda Talbott (Scherer), individually   By:  Ronald E. Scherer
and on behalf of Seller                 Its: Chairman